Exhibit 4.2

PACIFIC CAPITAL BANCORP

2005 DIRECTORS’ STOCK PLAN

DIRECTORS’ STOCK OPTION AGREEMENT

This agreement confirms a stock option grant to the Director identified below (“Optionee”) under the Pacific Capital Bancorp 2005 Directors’ Stock Plan (the “Plan”). The terms and conditions of the Plan apply to this award and are incorporated by reference.

1. Name of Optionee.

2. Date of Grant.

3. Number of Shares.                      shares of Common Stock

4. Exercise Price. $             per share.

5. Type of Option. The Option is a Non-Qualified Stock Option and is not afforded favorable treatment for income tax purposes.

6. Term of Option. The term of the Option will begin as of the date of grant set forth above and will expire five (5) years after the date of grant unless sooner terminated in accordance with Section 8(j) of the Plan.

7. Expiration. The Option is subject to termination prior to the expiration of the term of the Option set forth above in the event that Optionee ceases to be a Director of the Company or any of its subsidiaries or the occurrence of certain other events specified in the Plan (see Section 8(j) of the Plan).

8. Exercise. The Option shall be exercisable only in the case where it is vested. Except as otherwise specifically provided in the Plan, the Option shall become vested one (1) year after the date of grant of the Option. Thereafter the Option may be exercised in whole or in part at any time and from time to time during the term of the Option.

9 Acceleration on Change of Control. Upon the occurrence of a Change of Control (as defined in the Plan), all unvested Options then outstanding shall become immediately vested as of the effective date of the Change of Control.

10. Procedure for Exercise. The exercise of the Option shall be evidenced by a notice in writing to the Administrator accompanied by full payment of the exercise price

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for the shares being exercised. The exercise price shall be paid by any one or combination of the following: (i) cash, (ii) cashier’s or bank certified check, (iii) by authorizing a Company-approved third party to sell the shares (or a sufficient portion of the shares) acquired upon exercise of the Option and remit to the Company a sufficient portion of the sale proceeds to pay the entire purchase price and/or any tax withholding resulting from such exercise, or (iv) surrender of shares of Common Stock of Pacific Capital that the Optionee has owned for at least six months prior to the date of exercise having a Fair Market Value on the exercise date equal to the exercise price for the shares being exercised.

11. Restriction on Transfer of Option. Except as otherwise specifically permitted in the Plan (see Section 8(k) of the Plan), Optionee may not transfer all or any portion of his/her interest in the Option other than by will or the laws of descent and distribution.

12. Repurchase of Stock. The Company reserves the right to repurchase any of the shares of Common Stock acquired on exercise upon the termination of the Optionee’s status of a Director of Pacific Capital or any of its subsidiaries at a cash price per share equal to the then Fair Market Value of the Common Stock.

13. Acknowledgement by Optionee. Optionee acknowledges that (a) he/she has received and reviewed a copy of the Plan and (b) the provisions of the Plan are applicable to the Option.

14. Taxable Income. Director understands that he/she must pay all applicable U.S. federal, state and local taxes resulting from the exercise of the Option and the sale of the shares.

15. Spousal Consent. If Optionee is married, Optionee shall have his/her spouse execute and deliver to the Company a Spousal Consent in the form attached hereto.

16. Terms of Agreement. Wherever the form of this Agreement provides for the inclusion of additional information, such as the addition of Optionee’s name in Section 1 above, such additional information may be added as hand-written information, such information shall be deemed to be part of this Agreement for all purposes and, by his or her execution of this Agreement, Optionee shall be deemed to have accepted such additional information.

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“COMPANY”:	“OPTIONEE”:

PACIFIC CAPITAL BANCORP

By:
Carol M. Kelleher	Signature of Optionee
Corporate Secretary

Address of the Company:	Address of Optionee

1021 Anacapa Street PO Box 60839 Santa Barbara, CA 93160-0839 Attn: Terry Eisele, 98-08A

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CONSENT OF SPOUSE

I acknowledge that I have read the foregoing Directors Stock Option Agreement (the “Agreement”) and the 2005 Pacific Capital Bancorp Directors Stock Plan, which is incorporated into this Agreement, and that I know their contents. I am aware that the Option will vest over a period of time. I hereby approve of the provisions of the Agreement and agree that I will take no action at any time to hinder operation of the Agreement.

Date:

spouse of

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